SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO.     )1



                             Novatel Wireless, Inc.
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                                (Name of Issuer)


                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)


                                    66987M109
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                                 (CUSIP Number)


                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X| Rule 13d-1(d)


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         1 The  remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 66987M109                   13G                  Page 2 of 5 Pages
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1.   NAME OF REPORTING PERSON                Working Ventures Canadian Fund Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    No I.R.S Identification No.

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                               (b) |_|

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

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  NUMBER OF     5.   Sole Voting Power

   SHARES            5,782,512
              ------------------------------------------------------------------
BENEFICIALLY    6.   Shared Voting Power

 OWNED BY            None.
              ------------------------------------------------------------------
    EACH        7.   Sole Dispositive Power

  REPORTING          5,782,512
              ------------------------------------------------------------------
 PERSON WITH    8.   Shared Dispositive Power

                     None.
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,782,512

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                               |_|

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             10.5%

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12.  TYPE OF REPORTING PERSON*                                     CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 46114Q108                     13G                  Page 3 of 5 Pages
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Item 1(a).  Name of Issuer:

            Novatel Wireless, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            9360 Towne Centre Drive
            Suite 110
            San Diego, CA 92121

Item 2(a).  Name of Person(s) Filing:

            Working Ventures Canadian Fund Inc.

Item 2(b).  Address of Principal Business Office:

            250 Bloor Street East
            Suite 1600
            Toronto, Ontario
            Canada
            M4W 1E6

Item 2(c).  Citizenship:

            Canada

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.001 par value (the "Novatel Wireless Common Stock")

Item 2(e).  CUSIP Number:

            66987M109

Item 3.     The persons filing are:

            Not applicable.

Item 4(a).  Amount Beneficially Owned:

            As of December 31, 2000, Working Ventures Canadian Fund Inc. may be deemed to have been the beneficial owner of 5,782,512 shares of Novatel Wireless Common Stock, including immediately exercisable warrants to purchase 1,025,097 shares of common stock.


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CUSIP No. 46114Q108                     13G                  Page 4 of 5 Pages
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Item 4(b).  Percent of Class:

            10.5%. This percentage is calculated using the total number of shares outstanding as disclosed in Novatel Wireless, Inc.'s Quarterly Report on Form 10-Q for the period ended March 31, 2001, filed with the Securities and Exchange Commission on May 9, 2001.

Item 4(c).  Number of shares as to which Working Ventures Canadian Fund Inc.
            has:

            (i) sole power to vote or direct the vote: 5,782,512 (including warrants to purchase 1,025,097 shares)
            (ii)  shared power to vote or to direct the vote:  0
            (iii) the sole power to dispose of or to direct the disposition of:
                  5,782,512 (including warrants to purchase 1,025,097 shares)
            (iv)  shared power to dispose of or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than 5% on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of the Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.

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CUSIP No. 46114Q108                     13G                  Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  June 7, 2001                       Working Ventures Canadian Fund Inc.


                                          By: /s/ Bruce Wylie
                                             -----------------------------------


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties for whom copies are to be sent.

            ATTENTION. Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001.).